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Autogrill S.p.A.
Via Luigi Giulietti n.9
28100 - Novara

RE: Medium Term Multi-Currency Acquisition Financing of up to Lit. 800 billion.

         In reference to your request for an 18 months financing, which may be withdrawn in Lire, Euro or U.S. dollars, up to an amount equal to Lit. 800 billion, to be utilized exclusively for the payment of costs and expenses to be incurred by Autogrill in connection with the acquisition of Host Marriott Services Corporation ("USA"). We would like to confirm with this letter the conditions at which Cariplo-Cassa Di Risparmio Delle Provincie Lombarde S.p.A. agrees to release such financing.

1.       DEFINITIONS

1.1 As used in this Agreement, the following terms shall have the meanings specified below:

Acquisition                    The acquisition of the majority of the share
                               capital of Host Marriott Services Corporation by
                               Autogrill directly or through any of the Debtor
                               Entities.

Agreement                      This credit agreement.

Autogrill                      Autogrill S.p.A. whose address is Via Luigi
                               Giulietti n. 9, Novara, Italy.

Available Amount               The difference between the Total Amount and the
                               Utilized Amount.

Beginning Date                 The date of the execution of the Agreement.

Business Day                   The day in which banks operate in:
                               (a)      Milan; and
                               (b)      London, if it concerns the payment of a
                                        Funding or the determination of an
                                        interest rate; and
                               (c)      New York if it concerns the payment of a
                                        Funding in U.S. Dollars.

Cariplo                        Cariplo Cassa Di Risparmio Delle Provincie
                               Lombarde S.p.A..

Debtor Entities The entity or entities at least 90% owned (directly or indirectly) by Autogrill which are involved in the Acquisition and to which Cariplo will grant the power to utilize the Financing, pursuant to the conditions set forth in Article 11.

Entities                       Autogrill and/or the Debtor Entities

Euribor The nominal annual interest rate Euribor (Euro Interbank Offered Rate) assessed daily at or around 11:00 A.M. (Central European time) by the Euribor Panel Steering Committee for three months deposits. Such Euribor rate will be assessed daily beginning on the first Business Day of the Interest Period and will be calculated by dividing the published annual Euribor rate by 365.


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Final Termination Date         Except as provided in Article 16, the expiration
                               date is 18 months less 1 day from the Beginning Date or if such Final Termination Date does not fall on a Business Day, the first Business Day immediately preceding.

Financing                      The opening of a credit line by Cariplo for the
                               benefit of Autogrill and, in accordance with the restrictions contained in Article 11, to the Debtor Entities. This credit line will be regulated by Article 1842 of the Italian Civil
                               Code and by this Agreement.

Funding Each payment of funds to the Entities under this Agreement.

Funding Date                   The date chosen by the Entities for each Funding
                               pursuant to a request, which must be filed on a Business Day, made pursuant to Article 3.1.

Interest Period                The periods in which the life of the Agreement
                               will be subdivided, each of which will have a quarterly duration ending September 30, December
                               31, March 31, and June 30 of each year with the exception of:
                               (a)     the first interest period which begins
                                       from the Funding date of the first
                                       Funding; and

                               (b)     the last interest period which will
                                       terminate concurrently with the Final
                                       Termination Date.

Libor Libor means the nominal annual interest rate ("London Interbank Offered Rate") assessed at or around 11:00 A.M. London time, and published, by the British Bankers Association, for three months deposits in U.S. Dollars. This Libor interest rate will be assessed daily beginning form the first Business Day of the Interest Period.

                               If the Libor rate is not published, the relevant interest rate will be assessed in reference to the average of the Interbank interest rates applied by the following banks:
                               (a)      Cariplo - London branch;
                               (b)      Banca Commerciale Italiana S.p.A. -
                                        London branch.
                               (c)      San Paolo - IMI S.p.A. - London branch.


Margin                         0.125% per year.

Optional Currency              Lira, Euro or U.S. Dollar

Total Amount                   Lit. 800 billion

Utilized Amount                The amount owed by the Entities to Cariplo in
                               connection with the Financing. This amount will be equal to the equivalent Lira amount of the sum of all the Fundings paid to the Entitities.

2.       AMOUNT, DURATION AND USE OF THE FINANCING

2.1. The Financing will be granted by Cariplo to Autogrill and, pursuant to the conditions set forth in Article 11, to the Debtor Entities, for an amount equal to the Total Amount. The amounts


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        available under the Financing may be paid in one or more installments as specified in Article 3 below.

2.2. The Financing shall be available beginning from the Beginning Date and, except as set forth in Article 16, shall terminate on the Final Termination Date.

2.3. The Financing may be utilized exclusively for the payment of costs incurred by the Entities in connection with the Acquisition.

3.       REQUEST FOR FUNDING

3.1. The Entities may request Cariplo to pay the Financing in one or more Funding and in one or more Optional Currency except that no payment will be made if:

        (a) the request for a Funding is not equal to at least Lit 10 billion or any incremental multiples thereof;
        (b)     the Funding amount will exceed the Available Amount.

3.2. The request for each Funding, in writing or via telex, shall arrive to Cariplo within the third Business Day prior to the proposed Funding Date and shall contain the following information:

         (a) the nature of the costs to be paid or that have been already paid by the Entities requesting the Funding, in connection with the Acquisition. Such information must be supported by adequate documentation;
         (b)      the amount of the requested Funding;
         (c)      the chosen Optional Currency;
         (d)      the proposed Funding Date.

3.3. Cariplo will not release any Funding which, as a result of the information contained in the documentation supplied pursuant to sub (a) of the preceding Article 3.3., will not appear to be connected with the Acquisition.

3.4. The payment of each Funding will be through a wire transfer of the related amount, either in Lira, Euro or U.S. Dollars, released by Cariplo on the Funding Date to an account or accounts opened by the Entities with Cariplo itself.

3.5. In the event that Cariplo, as a consequence of market contingencies, will not be able to find the U.S. Dollars chosen as the Optional Currency for a Funding, Cariplo will inform the Entities within two Business Day following the receipt of the request for a Funding.

3.6. In such an occurrence, the Entity requesting the Funding will have the ability to resubmit the same request within two (2) business days pursuant the formalities specified above, and respecting the time limitations as set forth in this Article 3. If the requesting Entity will not follow such formalities, the request for a Funding will be deemed as not submitted.

4.       REIMBURSEMENT

4.1. Except as set forth in Article 16, the Entities will reimburse the Utilized Amount in a single payment at the Final Termination Date.


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5.       INTEREST RATE

5.1.     The interest rate applicable to the Financing will be equal to:

         (a)      if the Utilized Amount is in Lira or Euro:
                  (i)      the Euribor interest rate;
                  (ii)     plus the Margin;
                  (iii)    rounded to the third highest decimal;

         (b)      if the Utilized Amount is in U.S. Dollars:
                  (i) the Libor interest rate for U.S. Dollar deposit;
                  (ii) plus the Margin;
                  (iii) rounded to the third highest decimal.

5.2. The interest rate as determined above will be communicated to the Entities at the moment of its assessment.

6.       INTEREST PAYMENTS

6.1. The interest amounts shall be paid by the Entities in the Optional Currency of the corresponding Funding to Cariplo on the date on which each Interest Period will expire. If such date will not fall on a business day, the Entities shall pay on the first Business Day immediately following the relative expiration date of the Interest Period.

6.2. The interest amount is calculated by Cariplo on the basis of 365 days a year or of 360 days a year for the Utilized Amount is denominated in Lira and Euro or U.S. Dollars, respectively. Such interest amount will be communicated to the Entities by Cariplo at least two (2) business days prior to each Interest Period's expiration date.

7.       CURRENCY EXCHANGE RATES

7.1. The Central European Bank exchange rate will be used to determine the corresponding U.S. Dollar value in Lira or Euro. Such rate will be the rate of the second business day immediately preceding the Funding Date as published by Reuters and on the "Il Sole 24ore".

7.2. If such exchange rate is not published, Cariplo will determine the exchange rate so that in relation to its currency exchange negotiations, Cariplo will not incur in any U.S. Dollar losses.

8.       CONVERSION OF THE FUNDING CURRENCY

8.1. At the Expiration Date of each Interest Period, any Entity, other than for the payment of interest as set forth in Article 6.1, may (with the same notice and formalities provided in Article 3.1) request for the conversion of the Optional Currency in which an Utilized Amount is being denominated (the "Singularly Utilized Amount") in a different Optional Currency.

8.2. The conversion of the Funding Currency shall be made by exchanging the Singularly Utilized Amount in the requested Optional Currency at the exchange rate set forth in Article 7 above.

9.       FINANCING VALUE

9.1.    The Utilized Amount may not in any circumstances exceed the Total
        Amount.


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9.2.     If the Utilized Amount, as a consequence of the fluctuations of exchange rates, results to be exceeding by at least 5% the Total Amount, each Entities, in proportion to the Singularly Utilized Amount or a part of such Singularly Utilized Amount which is denominated in U.S. Dollars, must, upon Cariplo's five business day notice, pay to Cariplo such exceeding amount at the expiration of the then current Interest Period.

9.3. If the Utilized Amount, as a consequence of the fluctuations of exchange rates, is less than 5% of the Total Amount, Cariplo will pay to the Entities such amount at the expiration of the then current Interest Period.

10.      PAYMENT CURRENCY

10.1. In accordance with Article 1279 of the Italian Civil Code, the reimbursement of the principal and the payment of the interests must be in the same Optional Currency in which the Utilized Amount was drafted. Such payment or reimbursement is due at the Termination Date or at the expiration of the Interest Period.

10.2. If any of the Entities will fail to reimburse in U.S. Dollars, Cariplo is authorized to purchase on the market the U.S. Dollars necessary to the payment of the debt, on behalf of the same Entities without issuing any notice or declaring the Entities in default. Cariplo may purchase U.S. Dollars at any rate or on any date it chooses to.

10.3. If the Entities, as a consequence of a change in Italian law are compelled to pay the amounts due in U.S. Dollars by using Italian Lira or if the Entities are not able to obtain any U.S. Dollars, such Entity shall pay an amount which will be equal to the relative amount in an Optional Currency other than U.S. Dollars, as determined by the exchange rate set forth in Article 7 above, plus any additional costs, commission and exchange fees incurred by Cariplo.

11.      DEBTOR ENTITIES AND WARRANT TO GRANT CREDIT

11.1 At any time Autogrill may give notice to Cariplo of the name of one or more Debtor Entities, which pursuant to the conditions set forth below will be able to utilize the financing.

11.2. Such warrant to grant credit and consequently the ability of the Debtor Entities to use the Financing is subordinated to:

        (a)     Autogrill filing the following supporting documentation with
                Cariplo:

                  (i) document attesting that at least 90% of the share capital of the Debtor Entities is held directly or indirectly by Autogrill;
                  (ii) documents attesting that Autogrill directly, or indirectly through the Debtor Entities, is conducting the Acquisition;
                  (iii) documents attesting that the Debtor Entities are in good standing pursuant to the relative state laws;
                  (iv) documents attesting that the necessary and required corporate governing bodies have approved both the execution of the Agreement and the intended use of the Financing;
                  (v) documents attesting that the individual or individuals which will execute the Agreement have power of attorney on behalf of the Debtor Entities.


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         (b)      the execution of a copy of the Agreement by the Debtor
                  Entities as acceptance all of the provisions which regulate the Financing;

         (c) the execution by Autogrill of a warrant to grant credit. Cariplo shall thus have the power to, pursuant to Articles 1958 and 1959 of the Italian Civil Code, grant to the Debtor Entities the power to use the Financing. The warrant to grant credit must be executed in conformity to the form attached to the Agreement under (A).

12.      COMMISSION FOR NON-USE OF THE FINANCING

12.1. Beginning from the Beginning Date, Autogrill will correspond to Cariplo a commission for the non-use of the Financing, which is calculated each year as the 0.05% of the Available Amount.

12.2. Such commission will be reduced by 0.01% every year beginning from the date in which the Utilized Amount is over Lit. 400 billion.

12.3. The commission for the non-use of the Financing will be paid by Autogrill to Cariplo either in Lira or Euro at the expiration of each Interest Period. If such date will not fall on a Business Day, Autogrill will pay on the Business Day immediately following.

12.4. The amount of such commission is calculated by Cariplo on the basis of 365 days a year for each day of non-use of the Financing. The commission for the non-use of the Financing will be communicated to Autogrill at least two (2) business days prior to the expiration date of each Interest Period.

13.      DEFAULT INTEREST

13.1. The default interest is due on any amount not paid on time by the Entities. The default interest is calculated as follows:

         (a) The Euribor interest rate (if the unpaid amount is denominated in Lira or Euro) or the Libor interest rate (if the unpaid amount is denominated in U.S. Dollars) determined for each month starting from the date in which the payment was due for the relative Optional Currency amounts;
         (b)      plus the margin;
         (c)      plus three additional percentage points per year;
         (d)      rounded to the third highest decimal.

13.2. Such default interest will be due automatically, without any requirement for notice of payment or default, upon the expiration of the payment date and without affecting any of the withdrawal rights enjoyed by Cariplo pursuant to Article 16 below.

14.      REPRESENTATIONS AND WARRANTIES OF THE ENTITIES

14.1.   Each Entities represents and warrants that:

         (a) it is in good standing under the laws of the relative countries of incorporation and it is not in breach of any law;

         (b) that has the power of executing the Agreement, and that the execution of such Agreement will not cause a breach of its statute, or of any other contractual commitments, administrative rulings and regulations or judicial decrees;


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         (c)      that there are no liens or encumbrances of any nature over its assets, except as represented in the Entities financial statements dated December 31, 1998; and
         (d) that such Entities are not, and reasonably foresee that will not, be in default as defined in Article 16 below.

         The representations and warranties above are intended as reaffirmed upon any requests for Funding on any expiration of the Interest Periods.

14.2. The Entities (in addition to the obligations imposed by the Italian Legislative Decree dated February 24, 1998 No. 58 and by the CONSOB Regulation No. 11971 dated May 14, 1999) promise that during the life of the Agreement and until the total payment of the Financing they will:

         (a) deliver to Cariplo the audited annual financial statements and the consolidated financial statements together with the relative management and administrative bodies reports. Such delivery shall be made as soon as practicable but not later than seven (7) months after the day of the closing of the Entities' books.
         (b) to deliver to Cariplo the minutes of any shareholders meeting within 30 days from such meeting;
         (c) deliver to Cariplo a written notice within fifteen (15) days of the occurrence of any event which may substantially adversely modify the financial or legal position of the Entities other than what was disclosed in the latest financial statements;
         (d) deliver a written notice to Cariplo within fifteen (15) days of any change in the composition of any administrative body or shareholders base;
         (e) deliver to Cariplo, within fifteen (15) days from Cariplo's request, any declaration, documentation and any other information or data on the financial and economic situation of the Entities as required by the Italian Banking Regulatory Agency.

15.      NO DELAY ON THE OBLIGATIONS OF THE ENTITIES

15.1. Any and all of the obligations of Entities to pay at the due dates the principal or the interest amounts and, more in general, to comply with any of the obligations pursuant to this Agreement, shall not be suspended or delayed for any reason including any legislative, administrative or legal proceeding.

16.      EVENTS OF DEFAULT, WITHDRAWAL AND RESOLUTION OF THE AGREEMENT

16.1.   It is agreed that the following are considered events of default:

         (a) the filing of any proceeding for the payment of debt or other obligation in a manner different from the regular course of business;

         (b)      any issue of a notice for a shareholders meeting called in order to dissolve or liquidate any of the Entities;
         (c)      the transfer or sale of all of the assets to creditors or the structuring of the debt through consolidation or other
                  agreements;
         (d) the issue, against any of the Entities, of a judiciary decree for payment of debts or other analogous judiciary actions for material amounts relative to the total financial and economic situation.

16.2 It is agreed that Cariplo has the withdrawal rights upon the occurrence of the following events:

         (a) the default of any of the Entities from their obligations under the Agreement;


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         (b)     the encumbrance or a lien on any of the assets of the Entities in favor of third parties other than Cariplo except as provided by Article 14.2(f);

         (c) the occurrence of any events which are of such magnitude to objectively prejudice the performance of the Entities' obligations under the Agreement, if such Entities are not able to cure such events within thirty (30) days from their occurrence.

16.3    It is expressly agreed that the Agreement will be rescinded pursuant to
        Article 1456 of the Italian Civil Code if any of the following will occur:

         (a) any delay over fifteen (15) days by the Entities on their payment obligation in relation to principal interest and any other amounts due under the Agreement, except as provided by
                  Article 13.2;
         (b) the Entities' failure to comply with their duties and obligations under the Agreement except as provided by Article 14.2(a), and unless the company cures such failure within thirty (30) days of Cariplo's written request to cure;
         (c) the inaccuracy or untruthfulness of the representations set forth in Article 14.1 or any other information, data or account disclosed by any of the Entities in order to obtain the financing or any subsequent Funding.

16.4 The Entities' default, the rescission of the Agreement or the rescission of the Financing will be effective upon Cariplo's written notice to the Entities.

16.5 In the occurrence of any default by the Entities or a rescission of the Agreement for an event of default the Entities shall repay, within 5 business days from the date in which the written notice will be received, all of the principal and interests amounts which are due until the date of such repayment. In addition to such due amounts, the Entities shall pay the default interests as set forth in Article 13.1. Such payments will not prejudice any right that Cariplo might have for the reimbursement of damages caused by the Entities' anticipated termination of the Agreement.

16.6. If only one of the Debtor Entities is in default, Cariplo may elect to declare such entity in default and rescind the Agreement only in relation to such Debtor Entity. The rights and obligations of the remaining Debtor Entities will not be affected by such action.

17.      ADDITIONAL CHARGES AND COMPENSATION AMOUNTS

17.1. Any additional charge for taxes, other rights or conditions that may be assessed in connection with the Agreement, including registration and filing fees, will be the sole responsibility of the Entities. Cariplo will therefore be entitled to receive payments net of any additional charges as provided by this Agreement.

17.2. Cariplo has the right to charge the Entities for any additional costs, as certified by Cariplo, that may derive from any change of law, administrative regulation or any interpretation thereof.

17.3. Any restriction or prohibition pursuant to Italian law that prevents the Entities from performing their obligations under the Agreement will entitle Cariplo to modify the interest rates or other provisions of this Agreement, even if such modification will be unfavorable to the Entities.

18.      PROOF OF CREDIT

18.1. Cariplo's statement of accounts, except when manifestly incorrect, will be sufficient proof in any legal proceeding of its credit towards the Entities.


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18.2.    Any statement of account sent by Cariplo to the Entities will be considered as approved by such Entities if not specifically contested in writing within 60 days from its receipt.

19.      MODIFICATIONS TO THE PROVISIONS

19.1. Any modification to the Agreement must be in writing and subject to the unanimous approval of the Entities and Cariplo.

19.2. Any eventual silence by Cariplo regarding any of the defaults of the Entities shall not be interpreted as silent approval by Cariplo of such defaults.

20.      APPLICABLE LAW

20.1.    The Agreement is regulated by Italian law.

20.2. The jurisdiction for any case or controversy arising out of this Agreement will be in the forum of Milan except for any of the Entities which might be located in any other competent jurisdiction.

21.      NOTICE

21.1. All of the notices to be delivered pursuant to this Agreement, but for otherwise specified, should be in writing and will be deemed correctly executed if:

         (a)      delivered by hand; or
         (b)      by certified mail with return receipt; or
         (c)      via telefax followed by certified mail;

Such notices must be sent to the following addresses or any other addresses which will be subsequently communicated by the parties. Such addresses must be within the Italian territory.

                  (i)      For all the Entities:

                           Autogrill S.p.A.
                           via Caldera, 21
                           20153 Milano
                           Attn: Direttore Generale Amministrazione, Finanza, Controllo, Sistemi
                           Fax #: + 39 02 48 26 35 57

                  (ii)     For Cariplo:

                           Filiale n. 65 de Milano
                           Via Caldera n. 21
                           20153 - MILANO
                           Fax #: + 39 02 40 91 08 15


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